SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of February 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Announces the Sale of 10,000 DSUs to Comesa
PARIS, France — February 24th 2011 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that its equipment subsidiary Sercel has been awarded a contract by Compania Mexicana de Exploraciones S.A. de C.V. (Comesa) for the purchase of 10,000 digital sensor units (DSU), including 9,250 DSUGPS stakeless three-component (3-C) digital sensors for dry land operations and 750 DSU3BV buried version digital sensor units for transition zone operations.
Comesa has been equipping its land acquisition crews with Sercel 408, 428XL and UNITE cable-free acquisition systems since 2002 and has now added the DSUGPS system to its list of state-of-the-art Sercel equipment.
The DSUGPS integrates two GPS antennas, enabling it to calculate both the DSU position and sensor azimuth within the recorded data. This highly accurate information is vital to 3-C applications.
This new-generation 3-C acquisition product offers faster deployment by eliminating the need for time-consuming positioning surveys of receiver locations, better coupling with the earth’s surface with no need to adjust sensor positions and superior processed results through elimination of deployment errors.
Adan Oviedo, General Director, Comesa, said: “We selected the DSUGPS as it is the only 3 component acquisition system available on the market today that is capable of calculating and recording each sensor’s horizontal azimuthal orientation. We also took into consideration the system’s effortless capability to compute sub-meter sensor positioning accuracy and of course its compatibility with our existing inventory of Sercel 428XL. A field test was carried out in Southern Mexico where the system performed effortlessly and fully lived up to our expectations. We look forward to deploying the system in the coming weeks on the first of a series of 3D-3C surveys planned by PEMEX in the coming years.”
Pascal Rouiller, CEO, Sercel, said: “We are delighted to extend our relationship with Comesa by providing their first 3-C acquisition system, in addition to their already proven line of Sercel leading-edge land seismic systems. The Sercel DSUGPS and DSU3 provide the most effective operational system in the industry using MEMS-based digital sensor units. We look forward to future successes with such an important client as Comesa.”
About Sercel
Sercel is the world’s leading designer and manufacturer of innovative seismic equipment and reservoir monitoring instruments. Sercel provides oil field service companies and geophysical contractors the widest range of leading-edge technologies for exploration in land, marine, ocean bottom, transition zone and reservoir environments. Employing more than 2000 people worldwide, main Sercel sales offices are located in Houston (USA) and Nantes (France). More information about Sercel is available at www.sercel.com.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 24th , 2011	By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary